(d)(3)(ii)

AMENDED APPENDIX A

TO

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

DIRECTED SERVICES LLC

AND

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

Portfolios	Annual Subadviser Fee
(as a percentage of average daily net assets)

ING American Century Small-Mid Cap Value Portfolio	0.500% on first $100 million 0.400% on the next $500 million 0.375% on assets over $600 million